Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$4,850	$974	$5,776	$5,290	$3,073	$1,252
Add: Interest expense	286	393	348	354	445	442
Add: Interest factor in rental expense	133	206	210	205	207	278
Total earnings	$5,269	$1,573	$6,334	$5,849	$3,725	$1,972

Fixed charges:
Interest expense	$286	$393	$348	$354	$445	$442
Interest capitalized	11	18	17	18	37	48
Interest factor in rental expense	133	206	210	205	207	278
Total fixed charges	$430	$617	$575	$577	$689	$768

Ratio of earnings to fixed charges	12.3	2.5	11.0	10.1	5.4	2.6